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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------


                                 SCHEDULE 14D-9
                                 (Rule 14d-101)
          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934


                              (Amendment No. ____)

                                ----------------



                            PrimeSource Corporation
                           (Name of Subject Company)

                            PrimeSource Corporation
                       (Name of Persons Filing Statement)


                                ----------------

                    Common Stock, Par Value $0.01 Per Share
                  (Including Associated Stock Purchase Rights)
                         (Title of Class of Securities)

                                   741593107
                     (CUSIP Number of Class of Securities)

                                ----------------

                               Barry C. Maulding
                       Vice President and General Counsel
                            PrimeSource Corporation
                                355 Treck Drive
                         Seattle, Washington 98188-7603
                                 (206) 394-5582

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                                ----------------

                                    Copy to:
                             David E. Beavers, Esq.
                     Stradley, Ronon, Stevens & Young, LLP
                            2600 One Commerce Square
                             Philadelphia, PA 19103
                                 (215) 564-8036

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information

   The name of the subject company is PrimeSource Corporation, a Pennsylvania corporation (together with its subsidiary, the "Company"), and the address of the Company's principal executive offices is Fairway Corporate Center, Suite 222, 4350 Haddonfield Road, Pennsauken, New Jersey 08109. The telephone number of the Company at its principal executive offices is (856) 488-4888.

   The title of the class of equity securities to which this Solicitation/ Recommendation Statement relates is the Common Stock, par value $0.01 per share, of the Company (the "Shares"). Unless the context indicates otherwise, all references to Shares shall include the associated rights issued pursuant to the Rights Agreement, dated as of February 1, 2001, as amended, between the Company and American Stock Transfer & Trust Company, as Rights Agent. As of September 10, 2001, 6,357,806 Shares were issued and outstanding.

Item 2. Identity and Background of Filing Person

   The name, business address and telephone number of the Company, the person filing this Solicitation/Recommendation Statement, are set forth in Item 1 above, which information is incorporated herein by reference. The Company is the subject company.

   This statement relates to a tender offer (the "Offer") disclosed in the Tender Offer Statement on Schedule TO (the "Schedule TO"), dated September 11, 2001, of FPF Acquisition Corp, a Pennsylvania corporation ("Purchaser"), a wholly-owned subsidiary of Enovation Graphic Systems, Inc., a Delaware Corporation ("Enovation"), which is a wholly-owned subsidiary of Fuji Photo Film U.S.A., Inc., a New York corporation ("Fuji"), which is a wholly-owned subsidiary of FUJIFILM America, Inc., a Delaware corporation ("Fuji - America"), which is a wholly-owned subsidiary of Fuji Photo Film Co., Ltd., a Japanese corporation ("Fuji - Japan"), to purchase any and all issued and outstanding Shares at a price of $10.00 per Share, net to the seller in cash without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in that certain Offer to Purchase dated as of September 11, 2001 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"). The Offer to Purchase indicates that the principal executive offices of Purchaser, Enovation, Fuji and Fuji - America are located at 555 Taxter Road, Elmsford, New York 10523. The Offer to Purchase indicates that the principal executive offices of Fuji - Japan are located at 26-30 Nishiazabu 2-Chome, Tokyo, Japan 106-8620.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 4, 2001, among Purchaser, Fuji, Enovation and the Company (the "Merger Agreement"), which provides, among other things, for the making of the Offer by Purchaser and, subject to the conditions and upon the terms of the Merger Agreement, for the subsequent merger of Purchaser with and into the Company (the "Merger"), pursuant to which the separate corporate existence of Purchaser shall cease and the Company shall continue as the "Surviving Corporation", a wholly-owned subsidiary of Enovation and an indirect, wholly-owned subsidiary of Fuji.

   Pursuant to the Merger Agreement, each Share outstanding at the Effective Time (other than Shares held by the Company as treasury stock or Shares beneficially owned by Fuji, Enovation or Purchaser or any of Fuji's subsidiaries, all of which will be cancelled, and other than Shares that are held by shareholders, if any, who properly exercise their dissenters rights under the Pennsylvania Business Corporation Law ("PBCL")) will be converted into the right to receive the Merger Consideration. Shareholders who perfect their dissenters rights under the PBCL will be entitled to the amounts determined pursuant to such proceedings. See "The Offer--Dissenters Rights" in the Offer to Purchase which is incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

   Conflicts Of Interest. Except as described or referred to below, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Fuji, Enovation, Purchaser or their respective executive officers, directors or affiliates.

   Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates are described in the Company's Information Statement attached

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hereto as ANNEX B in the sections entitled "Agreements with Certain Officers,"
"Director Compensation," and "Executive Officer Compensation." The Information Statement is attached hereto as ANNEX B and is incorporated herein by reference. Certain of these contracts, agreements, arrangements and understandings will be affected by the Merger, as described below.

   In connection with the transactions contemplated by the Merger, the following agreements were entered into: the Confidentiality Agreement, the Merger Agreement, an Employment Agreement, four Cancellation Agreements, the Amendment 2001-2 to the PrimeSource Supplemental Executive Retirement Plan and Amendment No. 1 to the Rights Agreement. All of such agreements are discussed in detail below. Except as expressly provided herein, all capitalized terms utilized but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

   The Merger Agreement. The summary of the material terms of the Merger Agreement set forth in the section entitled "The Offer - The Merger Agreement" of the Offer to Purchase is incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase and the summary of such terms contained in this document are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference.

   Confidentiality Agreement. The following summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, dated December 11, 2000 between the Company, Fuji and Heartland Imaging Companies, Inc. (the "Confidentiality Agreement"), a copy of which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

   Effective December 11, 2000, Fuji, the Company and Heartland Imaging Companies, Inc. entered into the Confidentiality Agreement pursuant to which each of the parties agreed to keep confidential certain information provided to it by any of the other parties to the Confidentiality Agreement. Each of the parties also agreed to use any confidential information only for the purpose of evaluating their future business relationship and not for any other purpose. Each party retained all proprietary rights, including all patent rights, in the information disclosed pursuant to the Confidentiality Agreement. All obligations under the Confidentiality Agreement terminate five years from the effective date of the Confidentiality Agreement.

   Treatment of Stock Options. The Merger Agreement provides that, immediately prior to the Effective Time of the Merger, other than with respect to certain persons subject to Section 16(b) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), the Company will pay each holder of a then-outstanding stock option to purchase Shares an amount in cash equal to the number of Shares subject to each option, whether or not vested or exercisable, multiplied by the excess, if any, of $10.00 over the per share exercise price of each such option less the amount of any applicable tax required to be withheld. Upon payment of such amounts, the options will be deemed cancelled. Several of the Company's executive officers and directors hold options to acquire Shares. Please see the Information Statement attached hereto as Annex B.

   Employment Agreement. In connection with the transactions contemplated by the Merger Agreement, on September 4, 2001, Mr. James F. Mullan, Chairman of the Board, President and Chief Executive Officer of the Company entered into an Employment and Noncompetition Agreement (the "Employment Agreement") with Enovation. The Employment Agreement will only be effective upon the purchase of the Shares by Purchaser pursuant to the Offer. A copy of the Employment Agreement is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference. The summary of the Employment Agreement contained herein is qualified in its entirety by reference to the Employment Agreement.

   The Employment Agreement provides for a term ending on March 31, 2004, with possible earlier termination as provided therein, and provides for an initial base salary of $275,000 per year with such base salary to be increased to $285,000 on April 1, 2002 and $295,000 on April 1, 2003. Mr. Mullan will also be entitled to receive an annual incentive bonus. For the fiscal year ending March 31, 2002, he will be guaranteed a bonus in an amount equal to $175,000 multiplied by the fraction of the year ended March 31, 2002 for which he is employed by Enovation. Thereafter, receipt of any bonus will be contingent upon the attainment of certain performance criteria to be established in the future and shall not exceed $190,000 (of which $95,000 is guaranteed) for the fiscal year ended March 31, 2003 and $205,000 for the fiscal year ended March 31, 2004, with the opportunity for the receipt of a special bonus upon the termination of the

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Employment Agreement on March 31, 2004 upon the achievement of certain additional performance criteria for the fiscal year ending March 31, 2004 to be established in good faith by Mr. Mullan and the Enovation Board of Directors prior to March 31, 2002.

   The Employment Agreement provides that in the event of termination of Mr. Mullan's employment by Enovation without cause prior to the expiration of his period of employment he will be entitled to receive the remaining base salary due to him under the terms of the Employment Agreement for the balance of the term of the Employment Agreement, any guaranteed and earned bonuses due him and continued participation in such employee benefit plans in which he was participating at the time of his termination. Mr. Mullan's employment may be terminated for "cause" in which case he will be entitled to receive only amounts due him through the date of his termination. "Cause" is defined for purposes of the Employment Agreement as (i) a material act of fraud or dishonesty which reflects adversely on Enovation or directly affects Enovation, (ii) a material failure to comply with material applicable laws or regulations which reflects adversely on Enovation or directly affects Enovation, (iii) any violation of the noncompetition provisions set forth in the Employment Agreement, or (iv) a determination by the board of directors of Enovation that Mr. Mullan has materially failed to perform his duties or has materially breached any provision of the Employment Agreement.

   Pursuant to the terms of the Employment Agreement, Mr. Mullan has agreed to maintain the confidentiality of trade secrets and other confidential information both during his period of employment and thereafter. During his period of employment (which shall include the period, if any, that Enovation is required to make severance payments to Mr. Mullan) and for two years thereafter he has also agreed that he will not compete with, injure or disparage or solicit any employees of, Enovation or any of its subsidiaries and affiliates.

   Cancellation of Existing Employment Contracts. Pursuant to the terms of existing employment agreements between the Company and each of Messrs. James F. Mullan, William A. DeMarco, Edward W. Padley and Donald James Purcell, consummation of the Offer will constitute a "Change in Control" of the Company entitling each executive to receipt of payments thereunder if their employment by the Company is terminated, either by the Company or the executive, during the period of two years following the Change in Control. In connection with the execution of the Merger Agreement, the Company entered into Cancellation Agreements with each of the four officers which provide for the cancellation of their existing employment agreements, effective upon the consummation of the Offer. In exchange for such cancellation, Messrs. Mullan, DeMarco, Padley and Purcell will receive lump sum cash payments in the amount of $980,000, $435,000, $475,000 and $420,000, respectively. The amount of these payments was derived by multiplying two (2) times the sum of the executive's current base salary and bonus awarded for 2000. Under the terms of the employment agreements, if the executive left the employ of the Company within two (2) years after a Change in Control (other than as a result of a termination for cause as defined in the employment agreement), he would be entitled to receive, in monthly payments, two years of salary, bonus and other compensation, plus normal fringe benefits (or the value of fringe benefits if they cannot reasonably be continued).

   Employee Benefits. The Merger Agreement provides that Enovation will review all of the Company's existing employee benefit plans and, in deciding whether to amend or terminate such plans, will consider the general welfare of the Company's employees; provided that Fuji and the Surviving Corporation shall each have the right in its sole discretion to amend or terminate any of the Company's plans in accordance with law. Fuji has agreed that it will, and it will cause the Surviving Corporation to, cause service rendered by employees of the Company and its subsidiaries prior to the Effective Time to be considered for vesting and eligibility purposes under all similar employee benefit plans and arrangements of Fuji and the Surviving Corporation to the same extent it was considered under the plans of the Company provided that there shall be no duplication of benefits. Employees of the Company will not be subject to any pre-existing condition limitations, exclusions or waiting periods under any health plan of Fuji or the Surviving Corporation or its subsidiaries for any condition for which they were covered under the similar plan of the Company in which they participated prior to the Effective Time. Employees will receive credit under such plans for any co-payments made and deductibles satisfied prior to the Effective Time.


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   The Surviving Corporation expressly agreed to apply the lesser of (i) any and all reserves and accruals for post-retirement medical benefits established on the Company's books in the normal course as of the consummation of the Offer and (ii) the liability required to be established in accordance with the provisions of the Financial Accounting Standards Board for current retirees (and their eligible beneficiaries) receiving benefits and to current employees (and their eligible beneficiaries) eligible for future benefits upon such terms as the Surviving Corporation may determine.

   Indemnification; Directors' and Officers' Insurance. After the Effective Time, Fuji will, and will cause the Surviving Corporation to, indemnify, to the fullest extent permitted by the PBCL and the Company's articles of incorporation and bylaws, the present and former officers and directors of the Company in respect of any losses, claims, damages, liabilities and expenses (including reasonable fees and expenses of legal counsel) arising out of actions or omissions occurring at or prior to the Effective Time, including the transactions contemplated by the Merger Agreement.

   For a period of not less than six years after the Effective Time, Fuji will cause to be maintained in effect the current officers' and directors' liability insurance maintained by the Company on the date of the Merger Agreement (provided that Fuji may substitute therefor policies with reputable and financially sound carriers having at least the same coverage and amounts, and containing terms and conditions which are no less advantageous to the persons currently covered by such policies as the insured) with respect to facts or circumstances occurring at or prior to the Effective Time to the extent that such liability insurance can be maintained annually at a cost to Fuji not greater than 150% of the current annual premium.

   Fuji shall reimburse all expenses, including reasonable attorney's fees, incurred by any person in successfully enforcing the obligations of Fuji and the Surviving Corporation under these provisions.

   Amendment to Supplemental Executive Retirement Plan. In connection with the approval of the Merger Agreement and the execution of the four Cancellation Agreements described above, the Company amended its Supplemental Executive Retirement Plan ("SERP") to exclude from the definition of "Compensation" under the plan the amounts to be received by the four executive officers in accordance with the terms of the Cancellation Agreements.

   Funding of Trust in Connection with SERP. The Company has entered into a Trust Agreement with a major bank for the benefit of the participants in the SERP. Under this Trust Agreement, the Company is obligated to deposit sufficient funds with the trustee to enable it to purchase annuity contracts to fund the SERP in the event of a change or potential change in control of the Company. The transactions contemplated by the Merger Agreement will constitute a change in control and will result in the funding of the Trust. Messrs. Mullan, Goddard, Padley, DeMarco and Purcell are the only current employees who are participants in the SERP. The total amount by which the Trust will be funded is $2.26 million which includes amounts for the benefit of the current employee participants and certain retired employees who are also participants.

   Prior Agreements with Fuji. For many years the Company has served as a non-exclusive dealer of Fuji's Graphic Systems Division to market and sell Fuji's graphic arts and electronic imaging products. The Company serves as such a dealer pursuant to separate Dealer Agreements between Fuji and numerous branch offices of the Company, each of which is assigned a primary area of responsibility. The Dealer Agreements are generally terminable by the Company on 90 days prior notice and may be terminated by Fuji if, among other things, the particular branch office of the Company fails to achieve annual mutually agreed upon purchase targets for Fuji's products or specified percentages thereof for two successive calendar quarters. Fuji has advised the Company that the Company is the Fuji Graphic Systems Division's largest dealer. For the years 1999 and 2000 and the six months ended June 30, 2001, Fuji has advised the Company that its revenues under the Dealer Agreements totaled approximately $79,517,000, $87,711,000 and $42,667,000, respectively.


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Item 4. The Solicitation or Recommendation

   Recommendation of the Board. The Board of Directors of the Company (the "Board"), at a special meeting held on September 4, 2001, by unanimous vote
(1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are, in the belief of the Board, fair to and in the best interests of the Company and its shareholders, (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and declared their advisability, and (3) recommended that the Company's shareholders accept the Offer and tender their Shares thereunder, and, if required by applicable law, approve and adopt the Merger Agreement and the consummation of the Merger. A copy of the joint press release issued by the Company and Fuji announcing the Merger Agreement and the Offer is filed hereto as Exhibit (a)(3) and is incorporated herein by reference.

   Background of the Transaction. For many years the Company has served as a non-exclusive dealer of Fuji to market and sell pre-press supplies and equipment to the printing and publishing industries in the United States. In connection with this relationship, management of the Company and Fuji would meet or discuss over the telephone, with some frequency, business and industry conditions affecting the graphic arts supply industry and printing and publishing industries in the United States.

   In November 2000, James F. Mullan, CEO and President of the Company, discussed with representatives of Fuji the potential benefits of meeting to discuss industry conditions and strategic options regarding the structure of the distribution channel for pre-press supplies and equipment to the printing and publishing industries in the United States. At or about this time, Mr. Mullan had been contacted by Robert J. Gourley, the principal of Heartland Imaging Companies, Inc. ("Heartland"), another large Fuji dealer, to discuss the possibility of combining Heartland and the Company, with the possible financial assistance or equity participation of Fuji. A meeting was scheduled for December 11, 2000 at Fuji's headquarters in Elmsford, New York, in advance of which both the Company and Heartland provided certain financial information to Fuji.

   At the December 11 meeting in Elmsford, Mr. Mullan met with Stanley E. Freimuth, Executive Vice President and Chief Operating Officer of Fuji, Samuel
C. Monroe, Jr., Director, Business Strategies, Daniel C. Maffeo, Vice President and General Manager, Graphic Systems Division and Mr. Gourley to discuss conditions affecting the graphic arts industry generally and to explore potential options to respond to changes in the industry. Messrs. Mullan and Gourley asked if Fuji would consider investing in, or financing the possible combination of, the Company and RJG Holding Company, Inc. ("RJG"), the parent company of Heartland. Fuji indicated its willingness to consider such a transaction. At this meeting, the Confidentiality Agreement was signed by the parties. Subsequent to this meeting, the Company prepared and delivered to Fuji additional financial information and analyses regarding its business and the industry generally.

   At the Company's regular meeting of its Board of Directors on December 20, 2000, Mr. Mullan reported on the meeting on December 11. Without taking any formal action, the Board authorized the continuation of these exploratory discussions.

   On January 29, 2001, Mr. Mullan and William A. DeMarco, Vice President and Chief Financial Officer of the Company, met with Mr. Gourley and Tom Prater, RJG's Chief Financial Officer, and Messrs. Freimuth, Monroe and Maffeo in Elmsford, New York. At the meeting, the parties discussed issues that could arise as a result of, and the potential operating and financial impact of, a possible transaction. During the period from late January through April, 2001, from time to time Fuji requested and the Company supplied additional information. During this period, Mr. Mullan had several conversations with Messrs. Freimuth and/or Maffeo regarding the status of Fuji's deliberations and was generally informed that Fuji was still evaluating its position.

   In mid to late April 2001, Messrs. Freimuth and Monroe advised Mr. Mullan that Fuji would not make an investment in, or finance the combination of, the Company and RJG as previously discussed, but was considering making a proposal to acquire the Company, and that Fuji was continuing its internal analysis. Mr. Mullan was also informed that Fuji was considering making proposals to acquire RJG and Graphic Systems, Inc., another large Fuji graphic arts dealer, but that any proposal to acquire the Company would not be contingent on Fuji's acquiring either of the other companies. In mid May 2001, Messrs. Freimuth, Monroe and Maffeo informed Mr. Mullan by telephone that Fuji was interested in pursuing a possible transaction with

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the Company and that it was submitting to the Fuji-Japan Board of Directors for approval at its next meeting a proposal which would be subject to further approval if a definitive agreement were negotiated.

   On or about June 8, 2001, Mr. Freimuth telephoned Mr. Mullan to inform him that Fuji-Japan had given preliminary approval for Fuji to proceed with the possible acquisition of the Company and to recommend that the Company engage a financial advisor to assist in negotiation of the financial terms of a possible transaction. Mr. Mullan reported this information to the Executive Committee of the Board of Directors on June 15, 2001. The Executive Committee then authorized the engagement of Berwind Financial, L.P. ("Berwind") as financial advisor to the Company. Shortly thereafter, Berwind was engaged as financial advisor to the Company and Mr. Mullan informed Fuji of this engagement on June 26, 2001. During this timeframe, Fuji submitted to the Company a due diligence request list with respect to the Company's legal and financial affairs.

   On June 26, 2001, representatives from Bear, Stearns & Co. Inc. ("Bear Stearns"), financial advisor to Fuji, contacted Berwind by telephone. Berwind informed Bear Stearns that it was meeting with the Company the following day to review discussions between the parties to date and the Company's business, and thereafter would be ready to commence negotiations.

   On June 27, 2001, Messrs. Freimuth and Mullan met in Edison, New Jersey to discuss tentatively Mr. Mullan's employment arrangements with the subsidiary of Fuji to be formed to own the Company and any other acquired dealers in the event a transaction was successfully negotiated and completed.

   In the initial telephone negotiations between Berwind and Bear Stearns on June 28, 2001, Bear Stearns suggested an equity value of approximately $9.00 per share. Berwind met with Bear Stearns on July 6, 2001 to discuss valuation of the Company and informed Bear Stearns that a price of $9.00 per share was not acceptable and that the Company believed that a higher price was more appropriate given the Company's operating performance and market position. In a number of telephone conferences on July 9, involving at different times representatives of the Company, Berwind, Bear Stearns and Fuji, after a number pricing proposals and counter proposals, Company management and Fuji management agreed in principle on an equity value of $69 million, or approximately $10.53 per share (after taking into account the cost of cancellation of outstanding stock options), subject to approval of their respective Boards of Directors, satisfactory completion of due diligence and negotiation of a mutually satisfactory definitive merger agreement.

   The Board of Directors of the Company met by telephone conference on July 10, 2001 at which time Mr. Mullan reported to the Board that preliminary merger negotiations with Fuji commenced in mid-June and that price negotiations have resulted in a tentative figure of $69 million for the equity of the Company subject to completion of due diligence, negotiation of a satisfactory definitive merger agreement and other material terms and conditions and approvals by the Board of Directors of Fuji-Japan and the Company's Board of Directors. The Board authorized management to move forward with the process with Fuji.

   On July 11, 2001 a first draft of a proposed Agreement and Plan of Merger was delivered by Fuji's legal counsel to Stradley, Ronon, Stevens & Young, LLP, special legal counsel to the Company. Thereafter, the parties actively negotiated the terms and conditions of the proposed agreement through August 30, 2001. During this period, Fuji continued its legal and financial due diligence and the Company continued to provide requested information.

   On August 2, 2001, the Board of Directors of the Company met by conference telephone. Mr. Mullan briefed the Board on the status of negotiations with Fuji and the timetable for the potential transaction. The Board discussed the impact of the potential transaction on the employment agreements with senior executives.

   On August 9, 2001, representatives of Fuji and Mr. Mullan met in Elmsford, New York to discuss Mr. Mullan's employment arrangements and form of employment agreement with Enovation and to address certain issues which the Company had with regard to the provisions in the draft merger agreement relating to employee benefits. The principal terms of Mr. Mullan's employment agreement were agreed to, subject to negotiation of a mutually acceptable definitive employment agreement, the negotiation of which continued through late August, and the negotiation, signing and closing under a definitive merger agreement. In mid-August 2001, Fuji and Mr. Mullan agreed that, subject to the consummation of the proposed transaction, the

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Company's employment agreements with each of Messrs. Mullan, DeMarco, Donald
James Purcell and Edward W. Padley should be canceled.

   On August 14, 2001, Mr. Maffeo spoke by telephone with Mr. Mullan and advised him of the concerns about a number of matters which were raised in the report on the financial due diligence prepared by Fuji's independent auditors, including questions about the adequacy of the Company's reserves for inventory and accounts receivable of the Company's 74% owned subsidiary, Canopy, LLC ("Canopy"), which had been formed in July, 2000 with Xeikon America, Inc., the owner of the remaining 26% interest in Canopy, to market and service Xeikon Digital Printing Systems in the United States and Canada. Mr. Mullan responded that Fuji's concerns regarding Canopy and other matters required further explanation and clarification.

   On August 15, 2001, senior Fuji executives participated in a conference telephone call with Mr. DeMarco to discuss further the concerns raised as a result of Fuji's due diligence review. Among the matters discussed by Mr. DeMarco was the basis for and adequacy of the Canopy inventory and receivables reserves and the potential costs associated with the proposals for unwinding Canopy which the Company and Xeikon were negotiating. Later in the day on August 15, Mr. Freimuth telephoned Mr. Mullan and informed him that prior to the conference call earlier that day with Mr. DeMarco, Fuji was planning to request a purchase price reduction of more than $10 million, but that, as a result of the clarifications and explanations provided by the Company on these issues, Fuji proposed that the purchase price be reduced by $3.64 million to $65.36 million for the equity of the Company, or $10.00 per share. Mr. Mullan said he would consider this proposal.

   On August 21, 2001, both the Compensation Committee and the Board of Directors of the Company met. The Compensation Committee reviewed the costs associated with cancellation of the employment agreements for the four principal executive officers of the Company in connection with the change of control, and developed a consensus as to the appropriate consideration to be paid to the executives if a definitive transaction were concluded and the employment agreements canceled.

   At the meeting of the Board of Directors which followed, the Compensation Committee reviewed its preliminary conclusions with the Board. Mr. Mullan reviewed with the Board negotiations leading to the proposed reduction in purchase price which Fuji would offer. He also reviewed the status of negotiations on a number of open issues, including the minimum number of Shares required to be tendered in order to consummate the Offer and the amount of any termination fee and cap on expense reimbursement which Fuji would be entitled to receive in the event the merger agreement were terminated and the circumstances entitling Fuji to such payments. Legal counsel and Berwind were present at this meeting and reviewed the terms and conditions of the draft merger agreement, including certain open points, and a preliminary analysis of the fairness of a transaction with an equity value of $65.36 million, or $10.00 per share (after taking into account the cost of cancellation of outstanding stock options). The Board authorized management to continue negotiating with Fuji. Thereafter, between August 21 and September 4, 2001, such issues were negotiated by Fuji and the Company and their respective legal counsel, and successive drafts of the merger agreement were prepared and negotiated.

   After the close of the trading on the Nasdaq National Market on August 30, 2001, counsel for the Company and Fuji discussed the day's trading activity for the Shares, including the significant increase in price and above average volume. They concluded that the issuance of a press release by the Company regarding the negotiations with Fuji would be appropriate. On the morning of August 31, 2001, prior to the opening of trading, counsel for Fuji confirmed that the Board of Directors of Fuji-Japan had approved the transaction earlier that day, and the Company thereupon issued a press release announcing the negotiations to be acquired by Fuji in a transaction that would pay each of the Company's shareholders $10.00 per Share in cash.

   On September 4, 2001, both the Compensation Committee of the Board of Directors of the Company and the Board of Directors met with legal and financial advisors to review the terms of the Merger Agreement and other matters. Berwind presented a written report with regard to the fairness of the proposed transaction and delivered its written fairness opinion. The Compensation Committee presented a report recommending Board approval of the amount of payments to be made to Messrs. Mullan., DeMarco, Padley, and Purcell in cancellation of their existing employment agreements, approving payment of a proportional bonus to executives and senior management based upon the bonus accrual maintained by the Company in the ordinary course as of the end of the month immediately preceding consummation of the tender offer and certain other related actions. After discussion, the Board of Directors unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were in the best interest of the Company, its shareholders and other constituencies which the Board thought appropriate for its consideration under the circumstances, and recommended that the shareholders of the Company accept the Offer and approve and adopt the Merger Agreement and the consummation of the Merger contemplated thereby in the event shareholder approval were necessary to consummate the Merger. Thereafter, the parties signed the Merger Agreement, Mr. Mullan signed his employment agreement with Enovation, and Fuji and the Company issued a joint press release announcing the signing of the definitive Merger Agreement.

Material And Information Considered With Respect To The Merger

   Berwind Analysis. On September 4, 2001, Berwind delivered its written opinion to the Board, that, as of such date and based upon the assumptions made, matters considered and limitations on the review set forth therein, the consideration to be received by holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders.

   THE FULL TEXT OF BERWIND'S OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW SET FORTH THEREIN, IS ATTACHED AS ANNEX A HERETO AND IS INCORPORATED BY REFERENCE HEREIN. THE DESCRIPTION OF BERWIND'S OPINION BELOW SETS FORTH THE MATERIAL TERMS OF THE OPINION. HOLDERS OF SHARES ARE URGED TO, AND SHOULD, READ CAREFULLY SUCH OPINION IN ITS ENTIRETY. THE FOLLOWING SUMMARY OF BERWIND'S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

   Berwind's opinion is addressed to the Board of Directors and addresses only the fairness from a financial point of view of the consideration to be received by holders of Shares pursuant to the Offer and the Merger. The opinion does not constitute, nor should it be construed as, a recommendation to any shareholder as to whether he or she should tender his or her shares pursuant to the Offer.

   In connection with the preparation of the opinion, Berwind, among other things:

     (a) reviewed the historical financial performance, current financial position and general prospects of the Company;

     (b) studied and analyzed the stock market trading history of the Company's Shares;

     (c) considered the terms and conditions of the Offer and the Merger as compared with the terms and conditions of certain acquisition transactions involving business-to-business industrial distributors;

     (d) met with certain members of the Company's senior management to discuss its operations, historical financial statements and future prospects; and

     (e) conducted such other financial analyses, studies and investigations as it deemed appropriate.

   In preparing its opinion, Berwind assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by it, or publicly available. Berwind did not assume any responsibility for independently verifying such information or undertaking an independent evaluation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such independent evaluation or appraisal. In addition, Berwind has not assumed any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of the Company. In connection with the preparation of its opinion, Berwind was not engaged nor authorized by the Company or the Board of Directors to solicit, nor has Berwind solicited, third-party indications of interest for the acquisition of all or any part of the Company. No limitations were imposed by the Company on Berwind with respect to the investigations made or procedures followed in rendering its opinion.

   Berwind's opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated, and on the information made available to Berwind as of the date of the opinion and speaks to no other period.

   The following is a summary of the material analyses utilized by Berwind in connection with the opinion.

   Valuation of the Company.

   Premiums Paid Analysis. Berwind performed a Premiums Paid Analysis for the Company based upon the review and analysis of the range of premiums paid in acquisitions for majority ownership positions for the period between January 1, 1998 through August 30, 2001 and between January 1, 2000 through August 30, 2001 ("Recent Transactions") involving companies (i) with enterprise values between $100 million and $500 million and (ii) with enterprise values between $100 million and $300 million. For the period from January 1, 1998 through August 30, 2001 Berwind reviewed a total of 797 selected transactions and for the period from January 1, 2000 through August 30, 2001 Berwind reviewed a total of 319 selected transactions. Using information obtained from Thomson Financial Services and other publicly available information, Berwind obtained the premium of the offer price per share relative to the target company's stock price one day, one week, and one month prior to the date of announcement of the transaction (the "Announcement"). The following range is the median and mean of premiums that were offered to the target company's stock prior to
Announcement:

             Enterprise Value Between $100 million and $500 million

                                                      Median   Mean    Offer
                                                      ------   ----    -----
         One Day..................................     25.9%   36.7%    78.6%
         One Week.................................     32.9%   40.5%   145.1%
         One Month................................     43.3%   57.7%   145.7%


             Enterprise Value Between $100 million and $300 million

                                                      Median   Mean    Offer
                                                      ------   ----    -----
         One Day..................................     25.8%   36.1%    78.6%
         One Week.................................     33.2%   40.3%   145.1%
         One Month................................     44.4%   52.9%   145.7%


  Recent Transactions: Enterprise Value Between $100 million and $500 million

                                                      Median   Mean    Offer
                                                      ------   ----    -----
         One Day..................................     30.9%   45.3%    78.6%
         One Week.................................     38.8%   44.5%   145.1%
         One Month................................     46.6%   54.8%   145.7%


  Recent Transactions: Enterprise Value Between $100 million and $300 million

                                                      Median   Mean    Offer
                                                      ------   ----    -----
         One Day..................................     31.3%   45.2%    78.6%
         One Week.................................     38.1%   45.7%   145.1%
         One Month................................     46.5%   56.4%   145.7%


   Discounted Cash Flow Analysis. Based on Company management financial forecasts, Berwind performed a Discounted Cash Flow Analysis (i.e., analysis of the present value of the forecasted unlevered after-tax cash flows) for the Company for the five year period ending December 31, 2005. Berwind used discount rates (determined through the use of the Capital Asset Pricing Model) ranging from 12.5% to 15.0%, a terminal value based on the perpetuity method and a range of perpetuity growth rates of 2.0% to 4.0%. Based upon the foregoing Berwind determined a reference range for an implied value per Share of $3.14 to $7.09, with a midpoint of $4.97 (as compared to the Offer at $10.00).

   Financial Sponsor Transaction Analysis. Using the financial forecasts developed in connection with the Discounted Cash Flow Analysis described above, Berwind performed a Financial Sponsor Transaction Analysis for the Company. For purposes of this analysis, Berwind assumed a Financial Sponsor would require a return of 30% to 40% on invested capital. Berwind assumed an initial financing structure of a maximum total debt to latest twelve months ("LTM") earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio of 3.5x with the remaining purchase price provided by a Financial Sponsor in the form of an equity investment. Berwind then calculated the per share equity value using a residual value multiple of 6.0x forecasted 2005 EBITDA. Based on the 6.0x residual value EBITDA multiple and rates of return on the equity investment ranging from 30% to 40%, the implied Share value ranged from $3.00 to $4.49 (as compared to the Offer at $10.00).

   Comparable Company Analysis. Berwind compared certain financial and operating ratios for the Company with the corresponding financial and operating ratios for a group of publicly traded business-to-business industrial distributors. For the purpose of its analysis, the following companies were used as companies comparable to the Company: Genuine Parts Co., W W Grainger, Inc., Arrow Electronics Inc., Avnet, Inc., Anixter International Inc., Ikon Office Solutions, Inc., MSC Industrial Direct Co., Inc., Hughes Supply Inc., Watsco Inc., Pioneer Standard Electronics Inc., Applied Industrial Technologies, Global Imaging Systems Inc., Lawson Products Inc., NCH Corp., Keystone Automotive Industries Inc., Noland Co., Jaco Electronics Inc., Industrial Distribution Group Inc., and DXP Enterprises, Inc., (collectively the "Comparable Companies"). For each of the Comparable Companies, Berwind calculated price-to-earnings multiples based on the Comparable Companies' LTM earnings, estimated earnings for current fiscal year and estimated earnings per share for the next fiscal year. This analysis resulted in the following multiples:

                                                      Range of Multiples   Median    Offer
                                                      ------------------   ------    -----
         LTM earnings.............................         1.6-40.7x        12.5x    18.2x
         Estimated current year earnings..........        10.8-43.9x        15.6x    19.3x
         Estimated forward year earnings..........         9.8-23.3x        14.1x    14.0x


   Berwind also calculated enterprise value multiples (defined as market value of equity plus net debt and preferred stock less excess cash and marketable securities) based on LTM sales, LTM EBITDA and LTM earnings before interest and taxes ("EBIT"). This analysis resulted in the following multiples:

                                                      Range of Multiples   Median    Offer
                                                      ------------------   ------    -----
         LTM Sales................................        0.13-0.91x        0.41x    0.21x
         LTM EBITDA...............................         3.0-14.1x         6.8x     8.4x
         LTM EBIT.................................         3.5-26.3x         8.9x    11.1x


   To calculate the trading multiples utilized in the Comparable Company Analysis, Berwind used publicly available information concerning the historical and projected financial performance of the Comparable Companies, including public historical financial information and consensus analysts' earnings estimates.

   None of the Comparable Companies is, of course, identical to the Company and therefore no directly comparable public company exists and conclusions as to the valuation of the Company based on the Comparable Company method is limited. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics. In addition, the multiples of stock price to estimated earnings for the Comparable Companies is based on projections prepared by research analysts using only publicly available information. Accordingly, such estimates may or may not prove to be accurate.

   Industry Transactions Analysis. Using publicly available information, Berwind analyzed transactions involving business-to-business industrial distribution companies since January, 1997 (the "Industry Transaction Group") and since January, 2000 (the "Recent Transaction Group"). Specifically, Berwind reviewed the following transactions for the Industry Transaction
Group: Kennametal Inc.'s acquisition of Jlk Direct Distribution Inc., Wilmar Industries, Inc.'s acquisition of Barnett Inc., Parker-Hannifin Corp.'s acquisition of Wynns International, Inc., Avnet Inc.'s acquisition of Savoir Technology Group, Inc., Guardian Industries Corp.'s acquisition of Cameron Ashley Building Products, Inc., a Private Group's acquisition of Wilmar Industries, Inc., Hagemeyer NV's acquisition of Vallen Corp., Alliedsignal Inc.'s acquisition of Tristar Aerospace Co., Aftermarket Technology Corp.'s acquisition of All Transmission Parts, Inc., Labtec Inc.'s acquisition of Connector Resources Unlimited, Inc., a Private Group's acquisition of White Cap Industries, Inc., Rankin Automotive Group, Inc.'s acquisition of Allied Distributing Co., Fairchild Corp.'s acquisition of Banner Aerospace, Inc., Invacare Corp.'s acquisition of Suburban Ostomy Supply Co., Inc., Unisource Worldwide Inc.'s acquisition of Chemed Corp., Henry Schein, Inc.'s acquisition of Sullivan Dental Products, Inc., and the Home Depot, Inc.'s acquisition of Maintenance Warehouse/America Corp. Berwind reviewed the following transactions for the Recent Transactions
Group: Kennametal Inc.'s acquisition of Jlk Direct Distribution Inc., Wilmar Industries, Inc.'s acquisition of Barnett Inc., Parker-Hannifin Corp.'s acquisition of Wynns International, Inc., Avnet Inc.'s acquisition of Savoir Technology Group, Inc., and Guardian Industries Corp.'s acquisition of Cameron Ashley Building Products, Inc.

   The companies analyzed in the Industry Transaction Group and the Recent Transactions Group differ materially from the Company due to product mix, profit margins, revenue size, and market capitalization determined by equity value and enterprise value. Berwind also noted that assumptions and comparisons regarding growth prospects, synergy opportunities, and industry and financial market conditions at the time of the Industry Transactions and the Offer and Merger cannot be quantified; therefore conclusions as to the valuation of the Company based on these transactions is limited. Berwind calculated the transaction values for the target companies based on financial results for the LTM immediately preceding the announcement of each of the respective transactions including equity value-to-LTM net income, enterprise value-to-LTM EBIT and enterprise value-to-LTM EBITDA. The analysis resulted in the following multiples:

                                                                           Median
                                                      Median Industry      Recent
                                                       Transactions     Transactions    Offer
                                                       ------------     ------------    -----
         Equity Value/LTM Net Income..............         16.0x            13.4x       18.2x
         Enterprise Value/LTM EBIT................         11.1x             8.9x       11.1x
         Enterprise Value/LTM EBITDA..............          9.0x             6.7x        8.4x


   No company utilized in the Industry Transaction Analysis is identical to the Company nor is any transaction identical to the Offer and the Merger. The Company differs in some cases markedly from the Industry Transactions. An analysis of the results, therefore, requires complex considerations and judgments regarding the financial and operating characteristics, size and number of outstanding shares in the public market of the Company and the companies involved in the Industry Transactions, as well as other facts that could affect their publicly traded and/or transaction values. The numerical results are not in themselves meaningful in analyzing the contemplated transaction as compared to Industry Transactions.

   The summary set forth above does not purport to be a complete description of the analysis presented by Berwind. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Berwind believes that selecting any portion of its analysis or of the summary set forth above, without considering the analyses as a whole, would create an incomplete view of the process underlying
Berwind's opinion. In arriving at its opinion, Berwind considered the results of all such analyses. The analyses performed by Berwind are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses.
The analyses do not purport to be appraisals or to reflect the prices at which the Company might actually be sold or the prices at which the Shares may trade at any time in the future. Such analyses were prepared solely for the purposes of Berwind's providing its opinion to the Board as to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by holders of Shares. Because such analyses are inherently subject to uncertainty, being based upon numerous factors and events, including, without limitation, factors related to general economic and competitive conditions beyond the control of the parties or their respective advisors, none of Berwind, the Company, or any other person assumes responsibility if future results or actual values are materially different from those forecast. The foregoing summary does not purport to be a complete description of the analysis performed by Berwind and is qualified by reference to the written opinion dated as of September 4, 2001 of Berwind as attached as Annex A to the
Schedule 14D-9.

   Reasons for Recommendation. During its consideration of the possible transaction with Fuji, the Board of Directors concluded that the transaction is fair to and in the best interests of the Company, its shareholders and other constituencies which the Board considered appropriate for its consideration under the circumstances. In making its decision, the Board consulted with management and financial and legal advisors, and considered a number of factors many of which are described below.

   The printing industry over the last several years has changed dramatically with the movement from analog to digital technology. As a result, the Company's revenues from the sale of traditional supply products, including film, have declined and profits have been negatively affected. This movement affects the economics and cost structure of the industry generally, so that further consolidation in the industry may be necessary to improve or maintain profitability. Thus, the changes in technology are creating pressure on the profits and the total sales volume for dealers in the graphic arts supply industry. In addition to technological changes, the economic conditions in the United States generally, and the printing industry in particular, over the past year, have had an adverse effect on demand for consumable graphic arts supply products and equipment. It is these industry dynamics that caused the Company's management to pursue a strategy other than continued independence and growth through acquisitions.

   The challenge for both manufacturers and dealers is to determine how to cope with these changes affecting the distribution channel. There is a need both to reduce costs and to develop the new digital technology product line. The Company's investment in Canopy with Xeikon, an affiliate of a premier manufacturer of digital presses, was intended to respond to the need to develop the digital technology product line.

   In viewing these trends, the Company's management and Board of Directors have concluded that the Company does not have the resources to continue the investments that were necessary to develop the digital technology product line and, at the same time, cope with the continuing cost pressures in a fashion that would provide a satisfactory return for shareholders. They concluded that the Company would need a strong partner to help meet these challenges. Management believes that Fuji can provide the resources necessary to enhance the Company's value-added strategy in serving its customers.

   The Board of Directors also considered that the price of the Company's Shares consistently failed to reflect, what in its view was, the fair value of the equity of the enterprise based on the Company's ability to generate cash from operations. The Offer provides an opportunity to shareholders to realize a fair value for their investments, and a value which the Board and management did not perceive as being otherwise achievable in the foreseeable future.

   In approving the Offer and the Merger and making its recommendation that all shareholders tender their Shares pursuant to the Offer, the Board considered a number of other factors including the following:

   o Other strategic options, including the possibility of combining with other dealers and remaining independent.

   o The potential strategic value of the Company to an organization with greater financial resources, such as Fuji, which is in a better position to develop and market the digital technology product line.

   o The substantial premium over recent market prices represented by the Offer Price.

   o The fact that the conditions to Fuji's obligations to consummate the Offer and Merger are customary, and not unduly burdensome.

   o The risk of failing to obtain regulatory clearance under anti-trust laws was perceived to be small.

   o The fact that the Offer and Merger are not subject to any financing contingency and that the Offer Price is payable solely in cash.

   o The Company's financial condition, results of operations and business and strategic objectives, as well as the risks involved in achieving those objectives.

   o The financial and valuation analyses of the Company presented to the Board by Berwind, including market prices and financial data relating to other companies engaged in business-to-business industrial distribution and the prices and premiums paid in recent selected acquisitions of companies engaged in business-to-business industrial distribution.

   o The fairness opinion of Berwind, which was confirmed in a written opinion, dated September 4, 2001, to the effect that, as of the date of the opinion, the consideration of $10.00 per Share, net to the shareholder in cash, proposed to be received in the Offer and the Merger by the shareholders of the Company pursuant to the Merger Agreement is fair, from a financial point of view, to such Shareholders. The full text of Berwind's written opinion, which sets forth the procedures followed, the limitations of the review undertaken and the assumptions made by Berwind in rendering the opinion, is attached as ANNEX A hereto and incorporated herein by reference. The Board was aware that Berwind becomes entitled to the fees described in Item 5 below upon consummation of the Offer. SHAREHOLDERS ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY.

   o The terms and conditions of the Merger Agreement, including, without limitation, that the terms of the Merger Agreement will not prevent other third parties from making proposals to the Company after the execution of the Merger Agreement, that Fuji has limited rights to terminate the Offer or the Merger Agreement, and the limited circumstances under which the Company would be required to pay Fuji a termination fee of $3.0 million plus reimbursement of expenses up to $2.0 million if the transaction does not close.

   o The likelihood that the Offer and the Merger would be consummated, including consideration of Fuji's experience, reputation and financial condition, as well as the Company's past dealings with Fuji.

   o The structure of the transaction, which is designed, among other things, to result in the holders of the Shares receiving, at the earliest practicable time, the consideration paid in the Offer. The Board was aware that the consideration received by shareholders in the Offer and the Merger would be taxable to such holders for federal income tax purposes.

   o The availability to the Company's shareholders of dissenters' rights in the Merger under applicable provisions of the PBCL.

   In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations. After weighing these considerations, the Board, by unanimous vote, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger are, in the belief of the Board, fair to and in the best interests of the shareholders of the Company, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and declared their advisability and recommends that the Company's shareholders tender their Shares in the Offer and, as required by applicable law, approve and adopt the Merger Agreement and the Merger.

   The foregoing discussion is not intended to be exhaustive, but it is believed to include the material factors considered by the Board.

   Intent to Tender. To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer.

Item 5. Persons/Assets Retained, Employed or to be Compensated

   Pursuant to an engagement letter dated July 2, 2001 (the "Engagement Letter"), the Company retained Berwind to act as financial advisor to the Company and to render a fairness opinion in connection with the Offer and the Merger. Berwind is an investment banking and financial advisory firm with experience in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for various corporate purposes. Berwind represented a predecessor to the Company in a financial advisory relationship in 1994.

   Pursuant to the terms of the Engagement Letter, the Company has paid Berwind a fee of $50,000 upon its retention and $200,000 for the rendering of its opinion as to whether the consideration to be received by holders of Shares pursuant to the Offer and Merger is fair from a financial point of view to such holders.

Berwind will be paid, at closing, a fee of 0.50% of the total consideration (the value of all amounts paid in the Offer and the Merger), less the fees paid for rendering its opinion. In addition to any fees payable to Berwind pursuant to the Engagement Letter, the Company has agreed to reimburse Berwind for its reasonable out-of-pocket expenses in connection with its services and for the rendering of its opinion. The Company has also agreed to indemnify Berwind, its affiliates and each of its directors, officers, agents, employees and controlling persons against certain liabilities, including liabilities under U.S. federal securities laws.

Item 6. Interest in Securities of the Subject Company

   No transactions in the Shares have been effected during the past 60 days by the Company or any subsidiary or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

Item 7. Purposes of the Transaction; Plans or Proposals

   Except as described elsewhere in this Solicitation/Recommendation Statement, no negotiation is underway by the Company in response to the Offer that relates to (i) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   Except as described elsewhere in this Solicitation/Recommendation Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in the occurrence of one of the events referred to in the preceding paragraph.

   During the months of June through August, 2001, the Company and its joint venture partner in Canopy met on a number of occasions to discuss approaches to dealing with the performance of Canopy which, due to a number of reasons, was below expectations of the partners. Mr. Mullan met on July 6, 2001 with the Executive Chairman of Xeikon at which time Xeikon requested that the Company consider an amicable unwinding of Canopy. Mr. Mullan informed Xeikon that he would need to discuss this request with the Board of Directors of the Company. Mr. Mullan briefed the Board of Directors on July 10, 2001 regarding these discussions and subsequently informed representatives of Fuji that, at the request of Xeikon, the liquidation of Canopy was being discussed by the partners and was likely to occur. Management of the Company met with Xeikon in Belgium on July 25, 2001 for the purpose of discussing specific proposals for the unwinding of Canopy in a fashion that would serve the best interests of both partners. On August 2, 2001, the Board of Directors expressly authorized management to negotiate the unwinding of Canopy. On August 24, 2001, Messrs. Mullan and DeMarco met with representatives of Xeikon in Chicago and concluded negotiations on an agreement in principal for the unwinding and liquidation of Canopy, which was approved by the Board of Directors of the Company on September 4, 2001.

Item 8. Additional Information

   Designation of Persons to be Elected to the Board. The information statement attached as ANNEX B hereto is being furnished in connection with the possible designation by Fuji, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders.

   United States Anti-Trust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

   Pursuant to the requirements of the HSR Act, Fuji has advised the Company that it filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on September 7, 2001. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Fuji. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, on September 24, 2001. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

   Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or early termination of the applicable waiting period under the HSR Act. See "The Offer - Certain Legal Matters; Regulatory Approvals - United States Antitrust Compliance" in the Offer to Purchase. Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See "The Offer - Withdrawal Rights" in the Offer to Purchase. If Purchaser's acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended in certain circumstances. See "The Offer - Terms of the Offer" in the Offer to Purchase.

   The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Fuji or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and Purchaser has advised the Company that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

   Pennsylvania "Short-Form" Merger Statute. Pursuant to Section 1924 of the PBCL, if a corporation that is party to a merger owns 80% or more of the outstanding shares of a constituent corporation to a merger, no approval of the shareholders of such constituent corporation is required. If Purchaser acquires 80% or more of the Shares in the Offer, it will be able to consummate the Merger as a short-form merger without holding a meeting of the Company's shareholders. It is a condition to consummation of the Offer that 80% or more of the Shares outstanding on the Expiration Date of the Offer are properly tendered and not withdrawn (the "Minimum Condition"). In the event less than 80% of the Shares are tendered but the parties elect to waive the Minimum Condition, the Merger cannot be consummated until the Company holds a special meeting of shareholders (and solicits proxies for such meeting in compliance with the requirements of the Exchange Act and regulations promulgated thereunder) and the Company's shareholders vote to approve the Merger, which will take substantially more time than consummation of a short-form merger.

   Dissenters' Rights. No dissenters' rights are available in connection with the Offer. However, if the Merger is submitted to shareholders for approval or is consummated in accordance with the requirements of the Pennsylvania short-form merger statute, shareholders who have not tendered their shares in the Offer will be entitled to certain rights under Subchapter 15D of the PBCL, including the right to dissent and obtain payment of the fair value of their Shares. Under the PBCL, dissenting shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the "fair value" of their Shares immediately prior to the Effective Time of the Merger but excluding any change in value in anticipation of the Merger. Shareholders would also be entitled to receive interest on such amounts from the date of consummation of the Merger. Shareholders should realize that the amount determined to be the fair value in any appraisal proceeding may be higher or lower than the amount to be paid pursuant to the Offer or in the Merger.

   Articles of Incorporation. Article VIII of the Company's Amended and Restated Articles of Incorporation provides that a "Major Transaction" (as such term is defined in Article VII of the Amended and Restated Articles of Incorporation) requires the affirmative vote of at least two-thirds of the outstanding Shares unless such Major Transaction is first approved by a majority of the "Disinterested Directors" (as such term is defined in Article
VII) prior to any party to the Major Transaction becoming a 10% Stockholder. On September 4, 2001, the Merger Agreement was approved by a unanimous vote of all of the Directors, all of whom were Disinterested Directors. As such, the two-thirds voting provision will not be applicable to the Merger.

   Rights Agreement; Amendment. The Company's Rights Agreement, dated as of February 1, 2001, by and between the Company and American Stock Transfer & Trust Company (the "Rights Agreement"), provides that certain transactions, including the Offer and the Merger, will cause the issuance of right certificates. At a special meeting of the Board on September 4, 2001, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby, and effective September 4, 2001, the Company and American Stock Transfer & Trust Company, as Rights Agent, executed an amendment to the Rights Agreement (the "Amendment"). The Amendment exempts the Offer and the Merger from the provisions of the Rights Agreement. None of Fuji, Purchaser, or Enovation or any of their affiliates shall be deemed an "Acquiring Person" as such term is defined in the Rights Agreement, no "Distribution Date" shall occur nor will any rights become exercisable. The foregoing summary is qualified in its entirety by the provisions of the Amendment, which is filed as Exhibit (e)(4) hereto and incorporated herein by reference.

Item 9. Material to Be Filed as Exhibits

   The following Exhibits are filed herewith:

(a)(1) Offer to Purchase (incorporated by reference to Exhibit (d)(1) of Purchaser's Schedule TO, filed with the Commission on September 11,
         2001).

(a)(2) Letter of Transmittal (incorporated by reference to Exhibit (a)(2) of Purchaser's Schedule TO, filed with the Commission on September 11,
         2001).

(a)(3) Joint Press Release issued by Fuji and the Company on September 4, 2001, announcing the Merger and the Offer (incorporated by reference to the Company's Schedule 14D-9, filed by the Company with the Commission on September 4, 2001).

(a)(4) Opinion of Berwind Financial L.P., dated September 4, 2001 (included as ANNEX A to this Schedule 14D-9).*

(a)(5)   Information Statement of the Company (included as ANNEX B to this
         Schedule 14D-9).*

(a)(6)   Recommendation Letter of PrimeSource Corporation dated September 11,
         2001.*

(e)(1) Agreement and Plan of Merger dated as of September 4, 2001, by and among Purchaser, Fuji, Enovation and the Company (incorporated by reference to Exhibit (d)(1) of Purchaser's Schedule TO, filed with the Commission on September 11, 2001).

(e)(2) Confidentiality Agreement, dated as of December 11, 2000, by and among Fuji, the Company and Heartland Imaging Companies, Inc. (incorporated by reference to Exhibit (d)(2) of Purchaser's Schedule TO, filed with the Commission on September 11, 2001).

(e)(3) Employment and Noncompetition Agreement, entered into on September 4, 2001, by and between James F. Mullan and Enovation (incorporated by reference to Exhibit (d)(3) of Purchaser's Schedule TO, filed with the Commission on September 11, 2001).

(e)(4)   Amendment No. 1 to Rights Agreement, effective as of September 4,
         2001.

(e)(5)   Cancellation Agreement between the Company and James F. Mullan

(e)(6)   Cancellation Agreement between the Company and William A. DeMarco

(e)(7)   Cancellation Agreement between the Company and Edward W. Padley

(e)(8)   Cancellation Agreement between the Company and Donald James Purcell

(e)(9)   2001-2 Amendment to the PrimeSource Supplemental Executive Retirement
         Plan

ANNEX A  Opinion of the Berwind Financial Group dated September 4, 2001.

ANNEX B  Information Statement of the Company.

---------------
*   Included in materials being distributed to shareholders

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                      PRIMESOURCE CORPORATION



                                      By: /s/ JAMES F. MULLAN
                                          -----------------------------------
                                          James F. Mullan
                                          Chairman of the Board, President and
                                          Chief Executive Officer

Dated: September 11, 2001

                    [LETTERHEAD OF BERWIND FINANCIAL, L.P.]


                                                                        ANNEX A

September 4, 2001

The Board of Directors
PrimeSource Corporation
Fairway Corporate Center, Suite 222
4350 Haddonfield Road
Pennsauken, New Jersey 08109

Dear Sirs:

   We understand that PrimeSource Corporation (the "Company") and Fuji Photo Film U.S.A., Inc., ("Parent"), Enovation Graphic Systems Inc., a wholly-owned subsidiary of Parent ("EGS"), and FPF Acquisition Corp., a wholly-owned subsidiary of EGS ("Merger Subsidiary") will enter into an Agreement and Plan of Merger dated September 4, 2001 (the "Merger Agreement") pursuant to which
(i) the Merger Subsidiary would commence a tender offer (the "Tender Offer") for all the outstanding shares (other than shares beneficially owned by the Merger Subsidiary) of the Company's common stock, par value $0.01 per share (the "Company Shares"), for $10.00 per share (the "Consideration") and (ii) the Merger Subsidiary would be merged with and into the Company in a merger (the "Merger"), in which each of the Company Shares not acquired in the Tender Offer, other than Company Shares held in treasury or as to which dissenters' rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction".

   You have asked us whether, in our opinion, the Consideration to be received by holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders.

   Berwind Financial, L.P., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, going-private transactions, private placements and valuations for various other purposes, and in the determination of adequate consideration in such transactions. We have been retained by you for the purpose of providing this opinion. We have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for acquisition of all or any part of the Company.

   In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performance, current financial position and general prospects of the Company, (ii) reviewed the Merger Agreement, (iii) studied and analyzed the stock market trading history of the Company, (iv) considered the terms and conditions of the Transaction as compared with the terms and conditions of certain acquisition transactions involving publicly traded business-to-business industrial distributors, (v) met with certain members of the Company's senior management to discuss its operations, historical financial statements and future prospects, and (vi) conducted such other financial analyses, studies and investigations as we deemed appropriate.

   Our opinion is given in reliance on information and representations made or given by the Company, and its officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by the Company including financial statements, financial projections and stock price data as well as certain information from recognized independent sources. We have not independently verified the information concerning the Company or other data, which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. Additionally, we assume that the Tender Offer and Merger are in all respects lawful under applicable law.

 3000 CENTRE SQUARE WEST, 1500 MARKET STREET, PHILADELPHIA, PENNSYLVANIA 19102,
                    PHONE (215) 575-2400 FAX (215) 564-5402
               Member National Association of Securities Dealers

The Board of Directors
September 4, 2001
Page 2

   With regard to financial and other information relating to the general prospects of the Company, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgments of the management of the Company as to the Company's most likely future performance.

   Our opinion is based upon information provided to us by the management of the Company, as well as market, economic, industry, financial and other conditions as they exist and can be evaluated only as of the date hereof and speaks to no other period. Our opinion pertains only to the financial consideration of the Transaction and is provided for the information and assistance of the Board of Directors. Our opinion does not constitute a recommendation to the Board of Directors and does not constitute a recommendation to the Company's shareholders as to whether such shareholders should tender any Company Shares pursuant to the Tender Offer.

   On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Company Shares pursuant to the Transaction is fair from a financial point of view to such holders.

                                Sincerely,
                                /s/ BERWIND FINANCIAL, L.P.
                                BERWIND FINANCIAL, L.P.

                                                                        ANNEX B

                            PRIMESOURCE CORPORATION
                            FAIRWAY CORPORATE CENTER
                             4350 HADDONFIELD ROAD
                                   SUITE 222
                          PENNSAUKEN, NEW JERSEY 08109

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

   This Information Statement is being furnished to holders of the common stock, par value $0.01 per share (individually, a "Share" and collectively, the "Shares"), of PrimeSource Corporation, a Pennsylvania corporation (the "Company") on or about September 11, 2001, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with respect to the tender offer by FPF Acquisition Corp. ("Purchaser"), a Pennsylvania corporation and a wholly-owned subsidiary of Enovation Graphic Systems, Inc. ("Enovation") which is a wholly-owned subsidiary of Fuji Photo Film U.S.A., Inc. ("Fuji"), a wholly-owned subsidiary of FUJIFILM America, Inc. ("Fuji - America") which is a wholly owned subsidiary of Fuji Photo Film Co., Ltd. ("Fuji - Japan") to the holders of record of the Shares. All references to "Shares" include the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of February 1, 2001, as amended, between the Company and American Stock Transfer and Trust Company, as Rights Agent. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-9. Fuji - Japan, Fuji - America, Fuji, Enovation and Purchaser are collectively referred to herein as the "Fuji Companies" and each individually as a "Fuji Company."

   You are receiving this Information Statement in connection with the possible election of persons designated by Fuji (the "Designees") to seats on the Board of Directors of the Company (the "Board of Directors"). Pursuant to the terms of the Merger Agreement, after the purchase of, and payment for, shares by Purchaser pursuant to the Offer, Fuji shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (giving effect to any increase in the size of the board as a result of any designees) multiplied by the percentage that the aggregate number of shares owned by the Purchaser bears to the total number of shares then outstanding. The Company shall, upon Parent's request, take all action necessary either to increase the size of the Board or promptly secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Designees to be so elected, and shall use its best efforts to cause Designees to be so elected.
At such time, the Company will use its best efforts to cause Designees to constitute the same percentage (rounded up to the next whole number) as is on the Board or each committee of the Board, and each board of directors of each subsidiary of the Company.

   In the event the Designees are designated to the Board, then, until the Effective Time, the Company shall use its best efforts to cause the Board to have at least three members who served on the Board of the Company on the date the Merger Agreement was executed (the "Continuing Directors"). Following the election or appointment of Designees and prior to the Effective Time, any amendment to the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for performance of any of the obligations or other acts of Fuji, Enovation or Purchaser or waiver of any of the Company's rights under the Merger Agreement will require the concurrence of the Continuing Directors. In the event there are no Continuing Directors, any of the foregoing actions will require only the approval of a majority vote of the entire Board of Directors.

   This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action. Information is being provided for solely informational purposes and not in connection with a vote of the Company's shareholders.

   Pursuant to the Merger Agreement, on September 11, 2001, Purchaser commenced the Offer. The Offer is scheduled to expire on October 9, 2001 unless extended by Purchaser in accordance with the terms of the Offer. The information contained in or incorporated by reference in this Information Statement concerning Fuji, Purchaser, Enovation, Fuji - America and Fuji - Japan and the Designees has been furnished to the Company by Fuji, Enovation and Purchaser. The Company has no knowledge that would indicate that any of such information or that any statement based upon such sources is untrue. Any failure by Fuji, Enovation or Purchaser to update such information, or any failure by the Fuji, Enovation or Purchaser to disclose events which may have occurred and which may affect the significance or accuracy of such information, but which are unknown to the Company, may affect the accuracy or completeness of the information concerning Fuji, Enovation, Purchaser or the Designees supplied from such sources. The Company does not assume any responsibility for the accuracy or completeness of such information.

   The common stock of the Company is the only class of voting securities of the Company outstanding. Each Share has one vote. As of September 10, 2001, 6,357,806 Shares were issued and outstanding.

                               BOARD OF DIRECTORS

General

   The Board of Directors is currently comprised of seven members. Pursuant to the Company's Articles of Incorporation (the "Articles of Incorporation"), directors are divided into three classes. All directors of the Company hold office until the election and qualification of their successors.

Designees of Fuji

   As of the date of this Information Statement, Purchaser has not determined who will be its Designees but Fuji has informed the Company that it will choose the Designees from the directors and executive officers listed in
Schedule I to the Purchaser's Offer to Purchase, a copy of which is being mailed to shareholders of the Company. The information with respect to such individuals in Schedule I is hereby incorporated by reference. Fuji has informed the Company that each of the individuals listed in Schedule I of the Offer to Purchase has consented to act as a director of the Company, if so designated.

   Based solely on the information set forth in Schedule I of the Offer to Purchase filed by Purchaser, none of the persons listed on Schedule I of the Offer to Purchase or any associate or majority-owned subsidiary of the persons so listed (1) beneficially owns or has any right to acquire, directly or indirectly, any Shares, (2) has any familial relationship with any director or executive officer of the Company, or (3) has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

   Fuji has informed the Company that, to the best of its knowledge, none of the individuals listed on Schedule I of the Offer to Purchase has, during the last five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

   It is expected that Fuji's designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than October 9, 2001. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign. It is currently not known which of the current directors of the Company will resign.

                   CURRENT BOARD OF DIRECTORS OF THE COMPANY

   Set forth below, for each director of the Company, is information regarding the expiration of each director's current term as director, their age, as of September 10, 2001, position(s) with the Company, the period they have served as a director, any family relationship with any other director or executive officer of the Company, if any, and the directorships currently held by them in corporations whose shares are publicly registered.

Terms Expiring in 2002

   Philip J. Baur, Jr., age 70, retired, has served as a director of the Company since 1965 and has been Vice Chairman of the Board since 1994. Mr. Baur held senior executive positions with Tasty Baking Company and has also served as a director of Tasty Baking Company since 1954 and served as its Chairman of the Board from 1981 to 1998.

   Edward N. Patrone, age 66, retired, was a senior consultant to Alco Standard Corporation, a national distributor of paper and office products, from 1991 to 1997. From 1988 through 1991, he was President and Chief Executive Officer of Paper Corporation of America. He is also a director of Compucom Corporation and Global Imaging Corp.

Terms Expiring in 2003

   Fred C. Aldridge, Jr., age 68, has served as a director of the Company since 1993. He is a practicing attorney in Philadelphia, Pennsylvania. Mr. Aldridge is also President and a director of a private charitable foundation, Vice President, Special Counsel of the Delaware Investments Family of Funds, and a director of Tasty Baking Company.

   John M. Pettine, age 58, has served as a director of the Company since 1981. Mr. Pettine is Executive Vice President and Chief Financial Officer of Tasty Baking Company and has been its Chief Financial Officer or Vice President of Finance since 1983. He is also a director of Tasty Baking Company.

Terms Expiring in 2004

   Gary MacLeod, age 68, is Chairman and Treasurer of MagnaDrive Corporation, a company manufacturing and marketing patented torque management devices. Mr. MacLeod was Chairman and/or Chief Executive Officer of Laird Norton Trust Company, a private trust and investment management company, from 1975 to 1993 and from 1995 to 1999, when he became Chairman Emeritus. Mr. MacLeod became a director of PrimeSource Corporation in 1994.

   James F. Mullan, age 62, has been President of the Company and has served as a member of its Board of Directors since 1982. Mr. Mullan was also elected Chief Executive Officer of the Company in 1991 and Chairman of the Board in 2000.

   Klaus D. Oebel, age 60, is President of Oebel Associates, Inc., a management consulting firm. He was previously President of the Communications Systems Group of Aydin Corporation, systems integrator and manufacturer of electronic data transfer products, from 1996 to November 1997. For the previous 18 years, he was an international management consultant specializing in developing and implementing organizational strategies. Mr. Oebel served as a consultant to the Company in the 1984-96 time period.

Executive Officers Who Are Not Directors

   William A. DeMarco, age 55, has served as Vice President and Chief Financial Officer of the Company since 1994.

   Barry C. Maulding, age 56, has served as Vice President, General Counsel and Corporate Secretary of the Company since 1994.

                      COMMITTEES OF THE BOARD OF DIRECTORS

   The Company's Board of Directors has standing Executive, Nominating, Audit/ Pension, and Compensation Committees. The members of each committee and the functions performed thereby are outlined below:

                              Executive Committee

                       Mr. Fred C. Aldridge, Jr., Chairman
                       Mr. Gary MacLeod
                       Mr. James F. Mullan
                       Mr. John M. Pettine

                       Two meetings were held during 2000.

Functions: Authority to exercise all the powers of the Board of Directors between meetings of the Board, except to the extent limited by law and certain other exceptions specified in the enabling resolution.

                              Nominating Committee

                       Mr. Philip J. Baur, Jr., Chairman
                       Mr. James F. Mullan
                       Mr. Edward N. Patrone

                       One meeting was held during 2000.

Functions:

     1. Make recommendations to the Board as to selection of the Chairman and Vice Chairman of the Board, the Chief Executive Officer and the President.

     2. Receive, review, and maintain files of individuals qualified to be recommended as nominees for election as directors and present recommendations to the Board of Directors as replacement directors are required.

     3. Review, at least annually, the capability of each incumbent director as to health, availability to serve, conflicts of interest, and other factors relevant to qualifications.

     4. Present annually to the Board of Directors, a list of those individuals recommended for nomination for election to the Board of Directors.

     5. Present recommendations to the Board of Directors as new committees may be created or as replacement committee members may be required.

   The Nominating Committee will consider shareholders' recommendations of nominees for election to the Board if the recommendations are accompanied by comprehensive written information relating to the recommended individual's business experience and background and by a consent signed by the individual stating that he or she desires to be a nominee and to serve on the Board of Directors. Recommendations should be sent to the Corporate Secretary of the Company by December 31, 2001 to be considered in connection with the 2002 annual meeting of shareholders.

                            Audit/Pension Committee

                        Mr. Gary MacLeod, Chairman
                        Mr. Fred C. Aldridge, Jr.
                        Mr. Klaus D. Oebel

   Two meetings were held during 2000. Several telephone conferences were also held, primarily in connection with the release of quarterly financial results. The members of the Committee are independent, as that term is defined by the National Association of Securities Dealers listing standards.

Functions:

     1. Make recommendations to the Board on the selection and termination of independent auditors.

     2. Meet with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized.

     3. Review with the independent auditors and management the adequacy of the Company's internal auditing, accounting, and financial controls.

     4. Review the quarterly and annual financial statements with the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the Shareholders. Management has the primary responsibility for the Company's financial statements and the overall reporting process and internal controls. Any significant changes in accounting principles are to be reviewed by the Committee.

     5. Periodically review with the independent auditors and the Company's financial and legal personnel any significant litigation and the performance of the risk management function of the Company.

     6. Review and make recommendations to the Board of Directors with respect to the performance of third parties responsible for the administration and investment of retirement plan funds. The Committee is responsible for approving the hiring and termination of investment advisors and portfolio managers.

     7.   Review proposed amendments to all retirement plans.

Audit/Pension Committee Report

   The Audit/Pension Committee met with the Company's independent auditors, in person or by conference telephone call, on several occasions during 2000 and early 2001. In accordance with SEC rules, the Audit/Pension Committee has (1) reviewed and discussed the audited financial statements and internal controls with management, (2) discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, and (3) received from the auditors disclosures regarding the auditors' independence and discussed the auditors' independence with them. Based on these meetings and review, and in reliance upon the representations made to the Committee, the Committee has recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Form 10-K filing with the SEC for the year ended December 31, 2000.

                                      Gary MacLeod, Chairman
                                      Fred C. Aldridge, Jr.
                                      Klaus D. Oebel

March 13, 2001

                             Compensation Committee

                       Mr. John M. Pettine, Chairman
                       Mr. Philip J. Baur, Jr.
                       Mr. Edward N. Patrone

                       Two meetings were held during 2000.

Functions:

     1. Formulate and adopt the Company's policy on executive compensation including the operation and administration of all compensation practices affecting senior management.

     2.   Recommend compensation for executive officers of the Company.

     3. Review or make proposals concerning stock purchase, savings plans and similar employee benefits. Review all other employee benefits as they affect senior management and make recommendations to the Board of Directors.

     4. Review management's recommendations with respect to the participants, targets and potential bonus payouts specified in any management bonus plans applicable to senior management. Review and recommend Board approval of any bonus plans or bonus targets for elected officers of the Company.

     5. Make grants or awards under all stock-based incentive plans of the Company and otherwise exercise all discretionary action with respect to those plans.

     6.   Recommend benefit levels in the Company's retirement program.

     7. The Chairman of the Committee is authorized to recommend, for adoption and execution by the President, any amendment to any retirement plan or employee welfare benefit plan which is necessary to maintain the qualification and tax-exempt status of such plan under the Internal Revenue Code and does not materially affect benefit levels.

     8.   Recommend directors' fees and retainers.

   The entire Board of Directors of the Company met four times during 2000. Attendance at the Board of Directors and Board Committee meetings was 100% for all incumbent directors as a group during 2000. Each incumbent director attended all of the aggregate number of Board meetings and meetings of the committees on which he served.

                             DIRECTOR COMPENSATION

   Each director receives for services an annual retainer of $10,000. In addition, the directors receive fees of $800 for attending Board of Directors' meetings ($1,600 per meeting if an additional day of travel is required), fees of $500 for attending Board Committee meetings, and, when applicable, reimbursement of travel expenses in connection with meetings. The Chairman of the Executive Committee receives an annual retainer of $2,000 and the Chairman of each standing Committee of the Board receives an annual retainer of $1,000. Director James F. Mullan receives no annual Board or Committee retainers and also receives no meeting fees.

   The Board of Directors, following the recommendation of its Compensation Committee, established a $22,000 annual retainer for Mr. Richard Engebrecht (the former Chairman) effective January 1, 1998 for his services to the Company as Chairman of the Board. This retainer was in lieu of the normal director's $10,000 annual retainer and in addition to normal meeting fees and Board Committee retainers that a non-employee director would normally receive. This special arrangement ended in May 2000 when Mr. Mullan became Chairman of the Board.

                         EXECUTIVE OFFICER COMPENSATION

   The following table sets forth the compensation paid by the Company to its Chief Executive Officer and the four other highest paid executive officers of the Company (the "Named Executive Officers") for services rendered during the last three calendar years.

                         SUMMARY COMPENSATION TABLE(1)


                                                                                       Long-Term
                                                                                     Compensation
                                                   Annual Compensation                  Awards
                                            ---------------------------------    --------------------
            Name and                                                             Restricted
       Principal Position                                        Other Annual      Stock       Stock        All Other
      at December 31, 2000           Year    Salary     Bonus    Compensation      Awards     Options    Compensation(2)
      --------------------           ----    ------     -----    ------------    -----------  -------    ---------------
                                              ($)        ($)          ($)           ($)         (#)            ($)
James F. Mullan..................    2000   290,000    175,000        --             --          --            450
Chairman, President                  1999   275,000    190,000        --             --        15,000          450
and CEO                              1998   275,000    170,000        --             --        15,000          450

John H. Goddard, Jr..............    2000   221,500(3) 65,000(3)      --             --          --            450
President & CEO                      1999   210,000    90,000         --             --        7,000           450
Canopy, LLC (3)                      1998   210,000    75,000         --             --        7,500           450

Edward W. Padley.................    2000   142,500    85,000         --             --          --            450
Vice President & GM,                 1999   135,000    75,000         --             --        5,000           450
Central Region                       1998   135,000    70,000         --             --        7,500           450

William A. DeMarco...............    2000   142,500    65,000         --             --          --            450
Vice President & CFO                 1999   135,000    70,000         --             --        5,000           450
                                     1998   135,000    65,000         --             --        7,500           450

D. James Purcell.................    2000   142,500    60,000         --             --          --            450
Vice President & GM,                 1999   135,000    45,000         --             --        5,000           450
Eastern Region                       1998   135,000    60,000         --             --        7,500           450

---------------
(1) This table does not include a column for Long-Term Incentive Plan Payouts. There is no amount to report in the column for Long-Term Incentive Plan Payouts, and the amount of Other Annual Compensation paid to the named executive officers was in each case for perquisites which are not reportable since they did not exceed 10% of salary and bonus for any named executive officer.
(2) Consists of matching contributions by the Company under its 401(k) retirement plan.
(3) Mr. Goddard was Executive Vice President of the Company, an uncompensated position after June 30, 2000, until June 12, 2001 when he resigned his positions with the Company and Canopy. From July 1, 2000 through December 31, 2000, Canopy, LLC, 74% owned by the Company, paid Mr. Goddard's full salary. $35,000 of the $65,000 bonus for 2000 was paid by the Company in connection with services through June 30, 2000 and the balance of this bonus was paid by Canopy.

Compensation Committee Report on Executive Compensation

   The Company's compensation programs for executive officers are administered by the Compensation Committee of the Board. The Committee is composed of three directors, none of whom is an executive officer of the Company. All issues pertaining to compensation of executive officers of the Company are submitted to the full Board of Directors for final approval, although the Committee has authority to grant stock options and award restricted stock under the Company's stock plan.

   The Compensation Committee of the Board of Directors of the Company adopted the following policy on executive compensation on March 13, 2001.

   Compensation Policies Applicable to Executive Officers. The purpose of PrimeSource's executive compensation program is to attract, retain and motivate qualified executives to manage the business of PrimeSource to maximize profits and shareholder value. Executive compensation in the aggregate is made up principally of the executive's annual base salary, a bonus and awards of restricted stock or stock options under PrimeSource's 1993 Long-Term Incentive Plan. PrimeSource's Compensation Committee (the "Committee") annually considers and makes recommendations to the full Board of Directors as to executive compensation, including changes in base salary and bonuses.

   Consistent with the above-noted purposes of the executive compensation program, it is the policy of the Committee, in recommending the aggregate annual compensation of executive officers of PrimeSource, to consider the overall performance of PrimeSource, the performance of the operating unit or area for which the executive has responsibility, and the individual contribution and performance of the executive. The performance of PrimeSource and the operating unit or area for which the executive has responsibility are significant factors in determining aggregate compensation. PrimeSource's compensation program focuses on PrimeSource's strategic direction, corporate performance measures, and specific corporate goals. The corporate performance measures the Committee considers include sales, gross profits, earnings, and comparisons of sales, gross profits and earnings with prior years and with budgets.

   A substantial portion of the annual compensation of the executives is directly related to corporate performance. Bonuses are calculated and awarded based upon both objective formulas and subjective business judgment. Different formulas are applied to the executives depending on their areas of responsibility. In the Committee's opinion, the performance by management in 2000 was strong, given the competitive circumstances, and particularly noteworthy was the continued improvement of the balance sheet and the formation of Canopy, the joint venture with Xeikon. Bonuses for 2000 represented approximately 32% to 60% of the total annual compensation for the Chief Executive Officer and each of the four senior executives who report to him. 2000 bonuses for the four senior executives and the Chief Executive Officer were determined, in part, by formulas established at the beginning of 2000, and 2001 target bonuses have also been based on formulas established early in 2001.

   In determining an executive's annual salary, the Committee considers both corporate and personal performance criteria, competitive compensation levels, the economic environment and changes in the cost of living, and (with respect to officers other than the Chief Executive Officer) relies heavily upon the recommendation of the Chief Executive Officer. The Committee then exercises business judgment based on all these criteria and the purposes of the executive compensation program. The Committee retains the power to waive performance criteria under any compensation program.

   It is the Committee's belief that the Company's long-term incentive programs should strongly align executive incentives with the interests of shareholders. The Committee and Board believe the executives of the Company have done an exceptional job of responding to the challenges presented by a dynamic industry environment and in making strategic acquisitions. In 2000, the Committee hired a nationally recognized compensation consulting firm to review the cash compensation of the Chief Executive Officer and the four senior executives who report to him. The findings in this report were considered in December 2000 when the Committee established salary levels for 2001 for the senior executive group. No stock options were awarded in 2000 to any executive pending a review by the outside consulting firm of the portion of the Company's bonus program for senior executives that pertains to equity, with emphasis on what useful role restricted stock awards might serve. Based upon the preliminary recommendations from that consulting firm, the Committee anticipates implementing a performance-based incentive plan that would give the senior executive group the opportunity to earn restricted stock of the Company over a period of years.

   The Company's existing stock option are not directly tied to performance factors.

   The Committee has reviewed the employment agreements with the senior executives and has determined that they have not had an effect on their compensation levels.

   Compensation of the Chief Executive Officer. Mr. Mullan joined PrimeSource in 1970, became President in 1982, Chief Executive Officer in 1991, and Chairman of the Board in 2000. He currently holds all three of these positions and receives no additional remuneration for serving as a member of or Chairman of the Board of Directors. For 2000, Mr. Mullan received a base salary of $290,000. This base salary was increased to $315,000 for 2001. In addition, pursuant to the bonus program applicable to him, he was awarded a bonus of $175,000 for 2000, a decrease from his 1999 bonus of $190,000. Mr. Mullan's 2000 bonus represents 2% of PrimeSource's 2000 consolidated pre-tax income. The Committee also recommended that Mr. Mullan be given the opportunity to earn a target bonus for 2001 equal to 80% of his base salary if the Company achieves a targeted earnings per share set by the Board of Directors and if Mr. Mullan meets specified objectives that have been determined by the Board to be of strategic importance to the Company.

                                      The Compensation Committee
                                      John M. Pettine, Chairman
                                      Philip J. Baur, Jr.
                                      Edward N. Patrone

March 13, 2001




Compensation Committee Interlocks and Insider Participation

   For fiscal year 2000, the Company's Compensation Committee consisted of Directors John M. Pettine, Philip J. Baur, Jr. and Edward N. Patrone, none of whom were officers or employees or former officers or employees of the Company.

Executive Bonus Plans

   Executive bonus plans are administered by the Compensation Committee of the Board. As noted above in the Compensation Committee Report, these plans are specifically tailored for each senior executive and may or may not involve a pre-set formula and may or may not have a maximum amount for the bonus the executive can be awarded. The Committee may authorize annual cash or deferred awards to any full-time salaried management employee of the Company but typically permits the President of the Company the discretion to make awards, if any, to key managers.

Stock Option Plan

   The Company has a 1993 Long-Term Incentive Plan under which stock options are granted from time to time to key employees and officers. As of September 10, 2001, approximately 219,000 shares were available for future grants to officers and key employees under this 1993 Plan. The Company has never granted stock appreciation rights of any kind.

   No stock options were granted or exercised in 2000.

Option Year-End Value Table

   The following table sets forth information concerning the value of options held by the Chief Executive Officer and the other Named Executive Officers at December 31, 2000.


                                         Number of Securities           Value of Unexercised
                                        Underlying Unexercised          In-the-Money Options
                                      Options at Fiscal Year-End       at Fiscal Year-End(1)
                                     ---------------------------    ---------------------------
                                     Exercisable   Unexercisable    Exercisable   Unexercisable
                                     -----------   -------------    -----------   -------------
James F. Mullan..................      93,750          21,250          $N/A            $N/A
John H. Goddard, Jr..............      42,986          10,875           N/A             N/A
Edward W. Padley.................      15,670           8,750           N/A             N/A
William A. DeMarco...............      21,250           8,750           N/A             N/A
D. James Purcell.................      17,750           8,750           N/A             N/A

---------------
(1) The exercise price of all outstanding options exceeded the fair market value of the shares of Common Stock underlying the options at December 31, 2000.

Retirement Plans

   The Company has an IRS qualified defined benefit retirement plan ("Pension Plan") which nearly all employees of the Company are eligible to participate in. Amounts expensed for the Pension Plan or contributed to the Pension Plan are computed on an aggregate actuarial basis and cannot be individually allocated. The remuneration covered by the Pension Plan includes salaries and bonuses paid to the Named Executives Officers. Compensation of all non-executive officer employees covered by the Pension Plan includes salaries, commissions and bonuses. Benefits under the Pension Plan are computed by multiplying a percentage (based on number of years of service) times the highest average remuneration paid over a consecutive 60-month period within the last 120 months of employment with the Company. Benefits under the Pension Plan are subject to reduction for Social Security and are presently restricted under the Internal Revenue Code to a maximum of $140,000 per year. The Internal Revenue Code also limits the level of compensation which may be used to determine benefits under these qualified plans to $170,000 per year. As of March 1, 2001, Messrs. Mullan, Goddard, Padley, DeMarco and Purcell had 31, 13, 8, 20 and 6 years, respectively, of credited service under this Pension Plan. Additional benefits may be payable to these five officers under the Supplemental Executive Retirement Plan ("SERP") described below.

   The following table, applicable only to executive officers Mullan, Goddard, Padley, DeMarco and Purcell, shows the approximate annual retirement benefits which will be payable in total under the Pension Plan, Social Security, and the SERP at the normal retirement age of 65 (assuming continuation of the plans). The SERP was adopted by the Board in 1989, and was amended as of March 1, 2000 to add a 25-year formula for full benefits. Messrs. Goddard, Padley and Purcell were not participants in the SERP prior to March 1, 2000.

                            Final Average      25 or More
                            Remuneration    Years of Service
                            ------------    ----------------
                              $150,000          $ 67,500
                               200,000            90,000
                               250,000           112,500
                               300,000           135,000
                               350,000           157,500
                               400,000           180,000
                               450,000           202,500
                               500,000           225,000


   The SERP is designed and intended to encourage designated key executives to continue in the service of the Company by providing them upon their retirement with a supplemental retirement benefit equal to the difference between (i) 45% of the average of the 60 highest consecutive calendar months compensation paid by the Company during the 120 calendar months immediately preceding the executive's separation from service, and (ii) the sum of the executive's primary Social Security benefits and the payments which the executive would be eligible to receive from the Pension Plan on a single life annuity basis, and this difference is then multiplied by a fraction, the numerator of which is the number of years of credited service under the SERP and the denominator is 25. Mr. Goddard has 13 years of credited service under this SERP, and Messrs. Padley and Purcell each have 7 years. Upon completion of 5 years of credited service, the participant is vested in a benefit based on the formula above, but does not receive the full benefit under the formula until he has 25 years of credited service. Only Messrs. Mullan and DeMarco are currently entitled to receive the full benefit under the SERP. A surviving spouse is also entitled to certain benefits under the SERP. Messrs. Mullan, Padley, DeMarco and Purcell are the only current employees who have been designated to participate in the SERP. Mr. Goddard and three former employees (or their heirs) also participate in the SERP.

   The Company has entered into a Trust Agreement with a major bank for the benefit of the participants in the SERP. Under this Trust Agreement, the Company is obligated to deposit sufficient funds with the trustee to enable it to purchase annuity contracts to fund the SERP in the event of a change or potential change in control of the Company. The transactions contemplated by the Merger Agreement will constitute a change in control and will result in the funding of the Trust. Messrs. Mullan, Padley, DeMarco and Purcell are the only current employees who are participants in the SERP. The total amount by which the Trust will be funded is $2.26 million which includes amounts for the benefit of current employee participants and certain retired employees who are also participants.

   The Company has a 401(k) Savings Plan that covers all of its employees. Under this plan the Company matches employee contributions up to $450 per year.

   Under the terms of a 1990 agreement with VWR Scientific Products Corp., VWR has agreed to pay two-thirds of all amounts payable to former PrimeSource Chairman and director Richard Engebrecht under the Momentum Supplemental Benefits Plan, a supplemental benefits plan for certain designated Momentum executive officers to whom the Internal Revenue Code Sections 415 and 401 limits may apply, and the Company as successor to Momentum will pay the remaining one-third. The Company has guaranteed payment of the two-thirds payable by VWR and, likewise, VWR has guaranteed payment of the one-third payable by the Company. In 1993 Mr. Engebrecht ceased being a regular employee of Momentum Corporation and began drawing retirement pay under both the Pension Plan ($9,044 per month) and the Momentum Supplemental Benefits Plan ($8,489 per month).

                        AGREEMENTS WITH CERTAIN OFFICERS

   Each of the five Named Executive Officers (other than Mr. Goddard) has an employment agreement with the Company. Messrs. Mullan and DeMarco entered into their present agreements in December 1996 and Messrs. Padley and Purcell entered into theirs in December 1997. Under these agreements, each officer would continue to receive an amount equal to his annual salary and average prior bonuses for one year (two years for Mr. Mullan) after termination of his employment under the following circumstances: (a) termination by the Company except for cause or upon death, retirement, or disability, (b) termination by the executive because his authority or duties are changed so as to be inconsistent with his training and experience, or (c) termination by the executive because of a breach of his employment agreement by the Company. These agreements provide one additional year of salary continuation (for executives other than Mr. Mullan) if the executive's employment is ended in a setting involving a "change of control" of the Company. The current salaries are as follows: Mullan, $315,000; Padley, $152,500; DeMarco, $152,500; and Purcell, $150,000. This payment would be in addition to any other damages which the executive may suffer as a result of such termination. Beginning July 1, 2000, Mr. Goddard's salary was paid by Canopy. In June 2001, Mr. Goddard resigned from the Board of Directors of the Company and from all officer positions with the Company and Canopy on terms and conditions entitling him to receive one year's salary and benefit continuation and bonuses, and his stock options will continue to vest through June 28, 2002 and will be exercisable for 90 days after that date.

   Each of the ongoing employment agreements described above for Messrs. Mullan, DeMarco, Padley and Purcell is being terminated effective upon consummation of the Offer and payment of the amounts provided in certain cancellation agreements dated as of September 4, 2001. In consideration of the cancellation of their respective employment agreements, the Company will make the following lump sum payments: Mr. Mullan - $980,000; Mr. DeMarco - $435,000; Mr. Padley - $475,000, and Mr. Purcell - $420,000.

                                PERFORMANCE GRAPH

   The following graph compares the cumulative total shareholder return on PrimeSource stock with the NASDAQ Composite Index and the NASDAQ Non-Financial Index for the period from December 31, 1995 through December 31, 2000. The graph assumes $100 invested on December 31, 1995 in PrimeSource stock, the NASDAQ Composite Index and the NASDAQ Non-Financial Stocks Index. Total shareholder return assumes reinvestment of dividends. The stock price performance is not necessarily indicative of future price performance.








                               [line graph]







                                  12/31/95         12/31/96         12/31/97          12/31/98         12/31/99          12/31/00
                                  --------         --------         --------          --------         --------          --------
PrimeSource                       $ 100.00         $ 138.44          $ 174.97         $ 126.68         $  99.59          $  96.36
NASDAQ Companies                  $ 100.00         $ 123.04          $ 150.69         $ 212.51         $ 394.92          $ 237.62
NASDAQ Non-Financial              $ 100.00         $ 121.48          $ 142.56         $ 208.73         $ 408.72          $ 238.48



                                   AUDIT FEES

   Audit Fees. The aggregate fees charged by PricewaterhouseCoopers LLP for the audit of the Company's 2000 annual financial statements and the review of the Company's quarterly financial statements included in the Company's quarterly reports on Form 10-Q during 2000 were $242,500.

   Financial Information Systems Design and Implementation Fees. PrimeSource incurred no fees with PricewaterhouseCoopers LLP for professional services relating to designing or implementing the Company's computer accounting systems or operating or supervising the operation of the Company's information systems during 2000.

   All Other Fees. PricewaterhouseCoopers LLP charged an aggregate of $28,200 during 2000 for all other services provided to the Company not included in the preceding two paragraphs. These services were primarily required annual audits of various qualified employee benefit plans.

   The Audit/Pension Committee has considered whether the provision of services by PricewaterhouseCoopers LLP to the Company in addition to the audit of the Company's annual financial statements and the review of the Company's quarterly financial statements impair the independence of such accounting firm. The Audit/Pension Committee has determined that providing such services is compatible with PricewaterhouseCoopers LLP maintaining its independence.

                             SHAREHOLDER PROPOSALS

   In order for proposals of shareholders to be considered for inclusion in the Proxy Statement and proxy for the 2002 annual meeting of the shareholders, said proposals must be received by the Corporate Secretary of the Company not later than December 9, 2001.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and holders of more than ten percent of the Company's Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock of the Company. SEC regulations require the filing parties to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, during the fiscal year ended December 31, 2000, based on a review of the information furnished to the Company, all parties subject to Section 16(a) timely complied with the filing requirements except a Form 4 filing by director Philip Baur to report a gift of Company stock to certain relatives that was filed subsequent to the filing deadline.

                               SECURITY OWNERSHIP

   The following table sets forth, as of September 10, 2001, all shareholders of the Company who were known by the Company to own beneficially more than 5% of the outstanding Shares, each director of the Company, each Named Executive Officer, and all directors and executive officers as a group. As required by SEC regulations, also shown are Shares over which the named person could acquire such powers within 60 days by exercising stock options under the Company's stock option plans.


                                                                                  Amount and Nature of Beneficial
                                                                                           Ownership(1)
Name and Address                                                              ----------------------------------------
of Beneficial Owner                                                          Direct    Indirect    Total(2)    Percent
-------------------                                                          -------   --------    --------    -------
Greenway Partners, L.P...................................................    519,446        --      519,446      8.2
277 Park Avenue, 27th Floor
New York, NY 10172
John C. Dimmer...........................................................    322,631        --      322,631      5.1
7505 112th SW
Tacoma, WA 98498
Annette J. Brenner.......................................................    330,849        --      330,849      5.2
Fred H. Brenner
514 N. Wynnewood Avenue
Wynnewood, PA 19096

Name of Director                                                                                                         Acquirable
or Executive Officer                                                                                                       Within
--------------------                                                                                                       60 Days
Fred C. Aldridge, Jr.....................................................     23,866        --       35,591        *        11,725
Philip J. Baur, Jr.......................................................         --    49,451(3)    55,201        *         5,750
William A. DeMarco(4)....................................................      2,492        33       23,775        *        21,250
Gary MacLeod.............................................................      8,113     2,586(5)    16,449        *         5,750
James F. Mullan(4).......................................................     20,844     1,417      116,011      1.8        93,750
Klaus D. Oebel...........................................................         --        --        2,750        *         2,750
Edward W. Padley.........................................................         --        17       15,687        *        15,670
Edward N. Patrone........................................................         --     1,000(6)     6,750        *         5,750
John M. Pettine..........................................................     18,350        31       24,131        *         5,750
D. James Purcell.........................................................      1,261       241       19,252        *        17,750
All directors and executive officers as a group (11 persons).............     74,926    54,776      321,087      4.9       191,385

---------------
*   Represents less than 1% of the outstanding shares.
(1) Except as otherwise indicated, beneficial ownership represents sole voting and sole investment power with respect to the Shares.
(2) Represents the total Shares over which the named person has any voting or investment power and includes the Shares in the "Acquirable Within 60 Days" column.
(3) This amount represents:

    a) 8,144 Shares in a trust of which Mr. Baur has sole voting and investment power;

    b) 7,196 Shares owned by the Philippian Foundation, a charitable foundation of which Mr. Baur is trustee and has sole voting and investment power;

    c)  7,191 Shares owned by Mr. Baur's spouse;

    d) 21,537 Shares held in a trust (for the benefit of Mr. Baur's children) for which Mr. Baur shares voting and investment power; and

    e)  5,383 Shares in an IRA at a stock brokerage firm.

        This indirect total for Mr. Baur does not include 116,287 Shares in trusts for which Mr. Baur is the sole income beneficiary but has no voting or investment power.

                                             (footnotes continued on next page)

(footnotes continued from previous page)

(4) Does not include 64,678 Shares owned on September 4, 2001 by the Company's 401(k) Savings Plan and held in a trust for the benefit of employees participating in the Plan. Messrs. Mullan and DeMarco are two of the three plan trustees. The employees have the sole power to direct the voting of these Shares, therefore the trustees disclaim beneficial ownership of these Shares.
(5) Mr. MacLeod shares voting and investment power as co-trustee of trusts that holds these Shares. Mr. MacLeod has no beneficial interest in these Shares.
(6) Mr. Patrone disclaims beneficial ownership of these 1,000 Shares owned by his spouse. These Shares have been listed under indirect ownership as required by SEC rules.